FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated March 4, 2015 of Diana Shipping Inc. (the "Company") announcing its financial results for the fourth quarter and year ended December 31, 2014 and the appointment of additional directors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: March 6, 2015	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos Chief Financial Officer and Treasurer

EXHIBIT 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2014

ANNOUNCES APPOINTMENT OF ADDITIONAL DIRECTORS
ATHENS, GREECE, March 4, 2015 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today reported net loss of $6.2 million and net loss available to common stockholders of $7.7 million for the fourth quarter of 2014, compared to net loss and net loss available to common stockholders of $9.6 million reported in the fourth quarter of 2013.
Time charter revenues were $46.1 million for the fourth quarter of 2014, compared to $39.5 million for the same quarter of 2013. This increase was mainly due to the increase in ownership days resulting from the enlargement of our fleet and was partly offset by decreased time charter rates.
Net loss and net loss available to common stockholders for 2014 amounted to $10.3 million and $15.3 million, respectively, compared to net loss and net loss available to common stockholders of $21.2 million for 2013. Time charter revenues were $175.6 million for 2014, compared to $164.0 million for 2013.
Share Repurchase Plan
As previously announced, on May 23, 2014, the Company's Board of Directors authorized a share repurchase plan, under which, during the second half of 2014, the Company repurchased and retired 2,845,549 shares for the aggregate cost of about $25.3 million, decreasing the Company's issued and outstanding shares as of December 31, 2014 to 81,859,821.
Appointment of Additional Directors
Effective March 4, 2015, the Board of Directors of the Company has increased its size from seven to nine members and has appointed Mr. Kyriacos Riris and Mrs. Semiramis Paliou to fill the resulting vacancies. The Board has determined that Mr. Riris will serve as an independent director. Mrs. Paliou will not be deemed to be an independent director. Mr. Riris will serve as a Class II director with an initial term expiring at the Company's 2016 annual meeting of shareholders, and Mrs. Paliou will serve as a Class III director with an initial term expiring at the 2017 annual meeting of shareholders.

	Fleet Employment Profile (As of March 03, 2015)
	Currently Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers

1	DANAE	A	$8,250	5.00%	Intermare Transport GmbH, Hamburg	10-Mar-13	16-Jan-15
			$7,650	3.75%	Glencore Grain B.V., Rotterdam	16-Jan-15	16-Dec-15 - 16-Mar-16
	2001 75,106
2	DIONE	A	$9,250	5.00%	RWE Supply & Trading GmbH, Essen	12-Sep-14	12-Oct-15 - 27-Feb-16
	2001 75,172
3	NIREFS	A	$8,000	5.00%	Intermare Transport GmbH, Hamburg	29-Jan-13	15-Nov-14
			$10,700	5.00%	RICS Shipping Co. Ltd., Seoul	15-Nov-14	25-Dec-14
			$7,500	5.00%	Glencore Grain B.V., Rotterdam	25-Dec-14	25-Nov-15 - 25-Feb-16
	2001 75,311
4	ALCYON	A	$7,750	5.00%	EDF Trading Limited, UK	21-Dec-12	15-Mar-15 - 21-May-15	1
	2001 75,247
5	TRITON	A	$11,000	5.00%	Bunge S.A., Geneva	16-Dec-13	24-Oct-14
	2001 75,336		$9,250	5.00%	Glencore Grain B.V., Rotterdam	24-Oct-14	24-Sep-15 - 24-Dec-15
6	OCEANIS	A	$9,000	5.00%	Glencore Grain B.V., Rotterdam	19-Jun-14	19-Mar-15	1
	2001 75,211
7	THETIS	B	$8,300	5.00%	EDF Trading Limited, UK	1-Sep-13	1-Jul-15 - 1-Dec-15
	2004 73,583
8	PROTEFS	B	$9,000	5.00%	Cargill International S.A., Geneva	14-Sep-12	20-Mar-15	1,2
	2004 73,630
9	CALIPSO	B	$8,100	4.75%	Cargill International S.A., Geneva	29-Jul-13	29-Apr-15 - 29-Aug-15
	2005 73,691
10	CLIO	B	$8,600	4.75%	Cargill International S.A., Geneva	22-Aug-13	22-May-15 - 22-Aug-15
	2005 73,691
11	NAIAS	B	$8,500	5.00%	Bunge S.A., Geneva	3-Sep-14	4-Jul-15 - 4-Oct-15
	2006 73,546
12	ARETHUSA	B	$7,300	5.00%	Cargill International S.A., Geneva	22-Nov-12	20-Oct-14
			$8,250	5.00%	Intergis Co., Ltd, Seoul	20-Oct-14	20-Nov-14	3
			$8,250	5.00%	Glencore Grain B.V., Rotterdam	20-Nov-14	5-Mar-15
			$7,100	5.00%		5-Mar-15	5-Feb-16 - 5-May-16
	2007 73,593

13	ERATO	C	$6,500	5.00%	Cargill International S.A., Geneva	9-Jan-13	15-Nov-14
			$8,500	5.00%	RWE Supply & Trading GmbH, Essen	27-Nov-14	14-Jan-15
			$8,000	5.00%	Langlois Enterprises Ltd.	17-Jan-15	7-Mar-15 - 15-Mar-15	1,4
	2004 74,444
14	CORONIS	C	$11,550	5.00%	Oberon Holdings Limited	12-Jun-14	12-May-15 - 12-Aug-15
	2006 74,381
15	MELITE	D	$7,750	5.00%	Cargill International S.A., Geneva	28-Dec-12	30-Dec-14	5
			$7,250	5.00%	Glencore Grain B.V., Rotterdam	29-Jan-15	29-Sep-15 - 29-Jan-16
	2004 76,436
16	MELIA	D	$12,000	3.75%	Rio Tinto Shipping Pty, Ltd., Melbourne	10-May-14	10-Apr-15 - 10-Jul-15	6
	2005 76,225
17	ARTEMIS		$9,375	3.75%	Rio Tinto Shipping Pty, Ltd., Melbourne	26-Aug-13	26-Jun-15 - 26-Oct-15
	2006 76,942
18	LETO		$11,350	4.75%	Cargill International S.A., Geneva	19-Jul-14	19-Jun-15 - 19-Sep-15	7
	2010 81,297
19	CRYSTALIA	E	$15,800	5.00%	Glencore Grain B.V., Rotterdam	21-Feb-14	21-Aug-15 - 21-Nov-15
	2014 77,525
20	ATALANDI	E	$13,500	5.00%	Glencore Grain B.V., Rotterdam	13-May-14	13-Apr-15 - 13-Jul-15
	2014 77,529
	Kamsarmax Bulk Carriers
21	MAIA	F	$12,000	5.00%	RWE Supply & Trading GmbH, Essen	29-Sep-14	29-Sep-15 - 29-Jan-16
	2009 82,193
22	MYRSINI	F	$15,500	4.75%	Clearlake Shipping Pte. Ltd., Singapore	12-Feb-14	18-Feb-15	8,9
			$8,250	4.75%		18-Feb-15	18-Dec-15 - 18-Apr-16
	2010 82,117
23	MYRTO	F	$9,000	5.00%	Cargill International S.A., Geneva	25-Jan-13	5-Jan-15
			$9,850	5.00%	Glencore Grain B.V., Rotterdam	5-Jan-15	5-Dec-15 - 5-Mar-16
	2013 82,131
	Post-Panamax Bulk Carriers
24	ALCMENE		$7,250	5.00%	ADM International Sarl, Rolle, Switzerland	22-Feb-13	28-Feb-15	10,11
	2010 93,193
25	AMPHITRITE		$11,300	5.00%	Bunge S.A., Geneva	15-Aug-14	15-Jul-15 - 15-Oct-15
	2012 98,697
26	POLYMNIA		$7,600	5.00%	Bunge S.A., Geneva	16-Jan-13	3-Jan-15	12
			$7,500	5.00%	Vroon Dry Cargo Chartering B.V., Breskens	17-Jan-15	17-Oct-15 - 17-Feb-16	13
	2012 98,704

	Capesize Bulk Carriers
27	NORFOLK		$10,700	4.50%	Clearlake Shipping Pte. Ltd., Singapore	16-Jan-13	3-Mar-15	1,8,14,15
			$10,250	4.75%		3-Mar-15	3-Apr-16 - 3-Aug-16	1
	2002 164,218
28	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16	16
	2005 180,235
29	BALTIMORE		$15,000	5.00%	RWE Supply & Trading GmbH, Essen	8-Jul-13	8-Jul-16 - 8-Jan-17
	2005 177,243
30	SALT LAKE CITY		$13,000	5.00%	Morgan Stanley Capital Group Inc.	11-Aug-12	23-Nov-14
			$16,200	5.00%	Kawasaki Kisen Kaisha, Ltd., Tokyo	23-Nov-14	7-Feb-15
			BCI 4TCs AVG + 3.5%	5.00%	K Noble Hong Kong Ltd., Hong Kong	7-Feb-15	7-Nov-16 - 7-Feb-17
	2005 171,810
31	SIDERIS GS	G	$13,500	4.75%	Cargill International S.A., Geneva	14-Mar-13	21-Feb-15
			$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	22-Feb-15	22-Dec-15 - 22-Apr-16
	2006 174,186
32	SEMIRIO	G	$14,000	4.75%	Cargill International S.A., Geneva	19-Mar-13	20-Feb-15
			$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	20-Feb-15	20-Feb-16 - 20-Jun-16
	2007 174,261
33	BOSTON	G	$14,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	24-Aug-13	9-Aug-15 - 8-Feb-16	8
	2007 177,828
34	HOUSTON	G	$20,500	4.75%	Clearlake Shipping Pte. Ltd., Singapore	3-Dec-13	4-Jan-15	8
			$12,750	5.00%	RWE Supply & Trading GmbH, Essen	4-Jan-15	4-Jan-16 - 4-Apr-16
	2009 177,729
35	NEW YORK	G	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	2-Dec-14	17,18
			$12,850	4.75%	Clearlake Shipping Pte. Ltd., Singapore	17-Dec-14	17-Feb-16 - 17-Jun-16	8
	2010 177,773
36	P. S. PALIOS		$18,350	5.00%	RWE Supply & Trading GmbH, Essen	3-Dec-13	18-Sep-15 - 31-Dec-15
	2013 179,134
37	G. P. ZAFIRAKIS	H	$25,250	5.00%	RWE Supply & Trading GmbH, Essen	23-Aug-14	14-Feb-16 - 23-Jun-16
	2014 179,492
38	SANTA BARBARA	H	$12,000	5.00%	RWE Supply & Trading GmbH, Essen	13-Jan-15	13-Dec-15 - 13-Mar-16
	2015 179,426

	Newcastlemax Bulk Carriers
39	LOS ANGELES	I	$18,000	5.00%	EDF Trading Limited, UK	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104
40	PHILADELPHIA	I	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	17-Jan-16 - 17-Jul-16
	2012 206,040
	Vessels Under Construction
41	HULL DY6006		-	-	-	-	- - -	19
	2016 82,000
42	HULL H2548	J	-	-	-	-	- - -	19
	2016 208,500
43	HULL H2549	J	-	-	-	-	- - -	19
	2016 208,500
* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 Based on latest information.
2 On October 14, 2014, the Company signed an addendum, extending the initially agreed maximum redelivery date by a month. On December 15, 2014, the Company agreed to further extend the maximum redelivery date till April 14, 2015.

3 Charterers exercised their option to redeliver the vessel back to owners at West Coast India area and paid US$8,250 per day for the entire period instead of US$7,600 per day previously announced.
4 Redelivery dates based on an estimated time charter trip duration of about 49-57 days.
5 Vessel on scheduled drydocking from December 30, 2014 to January 22, 2015.
6 Vessel off-hire for drydocking from January 15, 2015 to February 5, 2015.
7 Vessel off-hire for drydocking from February 7, 2015 to February 18, 2015.
8 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
9 During the third quarter 2014, the vessel was off-hire for approximately 10 days.
10 In February 2015, owners and charterers mutually agreed to extend the optional period.
11 Vessel on scheduled drydocking.
12 Prior to October 12, 2013, chartered to Augustea Bunge Maritime Limited, Malta.
13 Charter includes a one time gross ballast bonus payment of US$237,500.
14 Vessel off-hire for drydocking from September 11, 2014 to October 14, 2014.
15 Charterers have exercised their right to add the off-hire days and therefore the optional period has been extended up to February 18, 2015. From then onwards, owners and charterers mutually agreed to further extend the optional period.

16 Vessel off-hire for drydocking from October 17, 2014 to November 14, 2014.
17 Nippon Yusen Kaisha, Tokyo (NYK) has agreed to compensate the owners for the early redelivery of the vessel by paying US$1,104,079.86.
18 Vessel off-hire for drydocking from December 2, 2014 to December 17, 2014.
19 Year of delivery and dwt are based on shipbuilding contract.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Time charter revenues	$46,134	$39,464	$175,576	$164,005
Voyage expenses	3,457	1,798	10,665	8,119
Vessel operating expenses	22,336	19,949	86,923	77,211
Net income / (loss)	(6,235)	(9,597)	(10,268)	(21,205)
Net income / (loss) available to common stockholders	(7,677)	(9,597)	(15,348)	(21,205)
FLEET DATA
Average number of vessels	39.0	35.2	37.9	33.0
Number of vessels	39.0	36.0	39.0	36.0
Weighted average age of vessels	7.1	6.6	7.1	6.6
Ownership days	3,588	3,241	13,822	12,049
Available days	3,530	3,221	13,650	12,029
Operating days	3,501	3,204	13,564	11,944
Fleet utilization	99.2%	99.5%	99.4%	99.3%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$12,090	$11,694	$12,081	$12,959
Daily vessel operating expenses (2)	$6,225	$6,155	$6,289	$6,408

(1)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, March 4, 2015.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13599762.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013

REVENUES:				(audited)
Time charter revenues	$46,134	$39,464	$175,576	$164,005
Other revenues	-	-	-	447

EXPENSES:
Voyage expenses	3,457	1,798	10,665	8,119
Vessel operating expenses	22,336	19,949	86,923	77,211
Depreciation and amortization of deferred charges	18,291	16,876	70,503	64,741
General and administrative expenses	7,481	7,382	26,217	23,724
Foreign currency gain	(248)	(117)	(528)	(690)
Operating loss	(5,183)	(6,424)	(18,204)	(8,653)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(2,166)	(1,993)	(8,427)	(8,140)
Interest and other income	884	929	3,627	1,800
Income / (loss) from derivative instruments	-	(27)	68	(118)
Income / (loss) from investment in Diana Containerships Inc.	230	(2,082)	12,668	(6,094)
Total other income / (expenses), net	(1,052)	(3,173)	7,936	(12,552)

Net loss	(6,235)	(9,597)	(10,268)	(21,205)

Preferred dividends on series B preferred shares	(1,442)	-	(5,080)	-

Net loss available to common stockholders	(7,677)	(9,597)	(15,348)	(21,205)

Loss per common share, basic and diluted	$(0.10)	$(0.12)	$(0.19)	$(0.26)

Weighted average number of common shares, basic and diluted	79,595,251	81,482,997	81,292,290	81,328,390

	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013
Net loss	$(6,235)	$(9,597)	$(10,268)	$(21,205)
Other comprehensive income / (loss) (Actuarial gain/(loss))	(911)	68	(911)	(30)
Comprehensive loss	$(7,146)	$(9,529)	$(11,179)	$(21,235)

CONDENSED CONSOLIDATED BALANCE SHEET DATA (unaudited)
(in thousands of U.S. Dollars)

	2014	2013
ASSETS

Cash and cash equivalents	$218,901	$240,633
Other current assets	19,333	11,235
Advances for vessels under construction and acquisitions and other vessel costs	29,500	38,862
Vessels' net book value	1,373,133	1,320,375
Other fixed assets, net	23,887	22,826
Due from related parties, non-current	50,866	50,233
Investment in Diana Containerships Inc.	67,546	15,640
Other non-current assets	3,956	2,177
Total assets	$1,787,122	$1,701,981

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$98,092	$62,297
Long-term debt, net of current portion and deferred financing costs	405,522	385,480
Other non-current liabilities	1,282	812
Total stockholders' equity	1,282,226	1,253,392
Total liabilities and stockholders' equity	$1,787,122	$1,701,981

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		Years ended December 31,
	2014	2013	2014	2013

Net Cash provided by operating activities	$12,500	$16,395	$44,910	$67,400
Net Cash used in investing activities	(11,411)	(72,617)	(152,513)	(245,156)
Net Cash provided by / (used in) financing activities	$16,636	$(18,885)	$85,871	$(28,235)